Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532



                               September 18, 2012

Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549


          Re: Guggenheim Defined Portfolios, Series 945 (the "Trust")
                       (File Nos. 333-182905 & 811-03763)
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Ladies/Gentlemen:

      In connection with the response to the comments of the staff of the Securities and Exchange Commission (the "Commission") regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Trust, we acknowledge that:

      1. The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

      2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

      3. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                               Very truly yours,

                                       Guggenheim Defined Portfolios, Series 945

                                           BY GUGGENHEIM FUNDS DISTRIBUTORS, LLC


                                                           By /s/ Kevin Robinson
                                                           ---------------------
                                                                  Kevin Robinson
                                                   General Counsel and Secretary